UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                        American Home Food Products, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    026599100
                                 (Cusip Number)

                              Daniel W. Dowe, Esq.
                              Barrister Group, Inc.
                                 42 Forest Lane
                           Bronxville, New York 10708
                                  914-441-3591
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                                February 7, 2007
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|.

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026599100                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barrister Group, Inc, a New York corporation.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York.
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               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      The class of stock involving this statement is the common stock, par value $.001 per share (the "Common Stock") of American Home Food Products, Inc., a New York corporation ("the Issuer"), which has its principal executive offices at 67 Wall Street, Suite 2001, New York, New York 10005.

Item 2. Identity and Background

      (a) and (b) The Reporting Person is Barrister Group, Inc., a New York corporation having its principal offices at 42 Forest Lane, Bronxville, New York 10708. Mr. Dowe is president of the Reporting Person and has a business address of 67 Wall Street, Suite 2001, New York, New York 10005.

      (c) The principal business of Barrister Group, Inc. is that of a private investment entity engaging in the purchase and sale of securities.

      (d) None of the persons referred to in subparagraph (a) and (b) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the persons referred to in subparagraph (a) and (b) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Mr. Dowe is a citizen of the United States.

Item 3. Source and Amounts of Funds or Other Consideration

      All funds to be used in purchasing securities are derived from the general working capital of the Reporting Person.

Item 4. Purpose of Transaction

      Barrister Group, Inc. is a privately-held investment fund ("Fund") that is overseen by Daniel W. Dowe who owns a minority interest in the Fund. The Fund was established to purchase securities in companies that have turnaround business plans or other near-term growth plans. The majority shareholders of this Fund have authorized Mr. Dowe to purchase shares of the Issuer's common stock in both open market and privately-negotiated transactions with other shareholders or the Issuer.

      These purchases are based solely on speculation that the Issuer's business plan, as announced in a Form 8-K dated December 11, 2006, will materialize at some point, however no assurances of a closing can be granted, nor should it be inferred from the Fund's purchase of the Issuer's common stock.

      The Issuer is actively engaged in efforts to close the above-referenced transaction as announced on December 11, 2006 and is simultaneously advancing negotiations to enter into letters of intent with two other privately-held companies, all of which are in the same business, and, if acquired, would be integrated into one larger specialty food business with principal executive offices and operations in the Greater New York City area.

Item 5. Interest in Securities of the Issuer.

      As of this filing, the Reporting Person does not own any shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings, or Relationships to Securities of the Issuer.

      Daniel W. Dowe is the executive officer of the Reporting Person. He is also the President and Chief Executive Officer of the Issuer. The Issuer is actively engaged in efforts to close a transaction as announced in a Form 8-K on December 11, 2006 and is simultaneously advancing negotiations to enter into letters of intent with two other privately-held companies. No assurances of closing any of these transactions can be granted, nor should it be inferred from the Reporting Person's purchase of the Issuer's common stock.

Item 7. Materials to be Filed as Exhibits. None.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2007


/s/ Daniel W. Dowe
---------------------------
Daniel W. Dowe, President
Barrister Group, Inc.